September 14, 2010

VIA EDGAR and EMAIL:  DURUM@SEC.GOV

Ms. Mellissa Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3628

Washington, D.C.  20549-3628

Re:       Corporate Property Associates 14 Incorporated Schedule TO-T/A
Filed July 28, 2010
by Series B (CPA 14) of Tender Investors, LLC
File No. 5-85587

Dear Ms. Duru:

This letter is being sent on behalf of Series B (CPA 14) of Tender Investors, LLC (the “Purchaser”) concerning the above captioned Schedule TO-T and Purchaser’s related Offer to Purchase shares (the “Offer”) of Corporate Property Associates 14 Incorporated (“CPA14”).

As discussed last week on our teleconference, attached please find our proposed final amendment to the Schedule TO-T for the Offer.  We would propose filing this as Amendment No. 2 to the Schedule TO-T following your approval.

Also, on behalf of Purchaser, I would like to thank you, Michelle Anderson and Christina Chalk for taking the time to speak with us last week about the various tender offers brought by Tender Investors, LLC.  We are hopeful that we have found an acceptable path for Tender Investors, LLC to bring additional tender offers in the future.

Ms. Melissa Duru

September 14, 2010

Should you require any further information from the Purchaser or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Sincerely,

/s/ Edward A. Deibert

Edward A. Deibert

Attachments

cc:        Arnold Brown, Series B (CPA 14) of Tender Investors, LLC (via email)
            Brent Donaldson, Series B (CPA 14) of Tender Investors, LLC (via email)

EXHIBIT A

FORM OF PROPOSED AMENDMENT NO. 2
TO SCHEDULE TO-T

(SEE ATTACHED)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

(Name of Subject Company)

Series B (CPA 14) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Brent Donaldson

Series B (CPA 14) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*                                                       Amount of Filing Fee           $5,280

$26,400,000

*For purposes of calculating the filing fee only. Assumes the purchase of 4,400,000 Shares at a purchase price equal to $6.00 per Share in cash.

☒         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:           $5,280

Form or Registration:                Schedule TO

Number:                                   File No. 5-85587

Filing Party:                              Series B (CPA 14) of Tender Investors, LLC

Date Filed:                                July 28, 2010

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         third party tender offer subject to Rule 14d-1.

☐         issuer tender offer subject to Rule 13e-4.

☐         going private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

TENDER OFFER

This Amendment No 2 to the Schedule TO filed on July 28, 2010 by Series B (CPA 14) of Tender Investors, LLC, a Delaware series limited liability company (“Purchaser”), relates to the offer (the “Offer”) commenced on July 28, 2010 (the “Offer Date”) to purchase up to 4,400,000 shares of common stock (the “Shares”) of Corporate Property Associates 14 Incorporated (“CPA14”), the subject company, at a purchase price equal to $6.00 per Share, is being filed to provide the final results of the tender offer and to provide further information concerning Purchaser’s decision to terminate the Offer effective August 12, 2010.

Following Purchaser’s commencement of the Offer, Purchaser was informed that a third party unaffiliated with the Purchaser, MacKenzie Patterson Fuller, LP, and/or its affiliates (collectively, “MPF”), commenced an unregistered, “mini” tender offer to acquire shares of CPA14 at a price higher than the price offered by Purchaser in the Offer.  Purchaser was then informed by MPF that to the extent Purchaser increased the price of the Offer, MPF would increase its offer to beat it.  As a result, Purchaser decided to terminate the Offer.

As previously reported, no shares have been tendered pursuant to the Offer.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September __, 2010

SERIES B (CPA 14) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager
By: Apex Real Estate Advisors, LLC Its: Manager
By: Brent Donaldson Its: Managing Principal